Exhibit (d)(3)
Omrix Biopharmaceuticals, Inc.
1120 Avenue of the Americas
4th Floor
New York, NY 10036
November 21, 2008
Mr. Robert Taub
c/o 1120 Avenue of the Americas
4th Floor
New York, NY 10036
     Re:          Employment Agreement Amendment
Dear Robert:
     This letter agreement is in reference to the employment agreement between you and Omrix Biopharmaceuticals, Inc. (the “Company”), dated as of the 20th day of March 2006 (the “Employment Agreement”). As you know, Johnson & Johnson, a New Jersey corporation (“Parent”), Whitewater Acquisition Corp., a wholly-owned subsidiary of Parent (“Sub”), and the Company propose to enter into a merger agreement (the “Merger Agreement”) that will (subject to the satisfaction of the terms and conditions of the Merger Agreement) result in the Company becoming wholly-owned by Parent upon the Closing (as defined in the Merger Agreement) as a result of the Merger (as defined in the Merger Agreement). As a condition to the willingness of Parent and Sub to enter into the Merger Agreement, Parent has requested that you enter into this letter agreement setting forth certain modifications to your rights and obligations under the Employment Agreement and any other agreement between you and the Company that provides for severance or separation benefits. Capitalized terms used but not otherwise defined herein will have the meanings assigned thereto under the Employment Agreement, unless otherwise expressly noted.
     In consideration of the merger consideration that would be provided to you in the event of the Merger and for other good and valuable consideration, which is hereby acknowledged and agreed by the undersigned, each of the Company, Parent and you (each, a “party”) agrees as follows:
     1. Effectiveness. This letter agreement will become effective upon its execution by each of the parties; provided, however, that this letter agreement will be null and void ab initio and of no further force or effect if the Merger Agreement is terminated prior to the Closing (it being understood that Parent and Sub shall have no liabilities or obligations hereunder unless and until the Closing occurs).

Exhibit (d)(3)
     2. Termination of Employment and Employment Agreement. You hereby agree that notwithstanding anything to the contrary in your Employment Agreement, your employment with the Company and, except as described in Section 3 hereof, your Employment Agreement shall terminate at the Closing. In consideration for such termination and subject to you executing and not revoking the Release described in Section 7(i) of the Employment Agreement, you will be entitled to receive at or reasonably promptly after Closing, in a one time lump sum payment, the payments provided for in Sections 7(e)(3) and 7(d)(2) of the Employment Agreement. In addition, you will receive health insurance coverage for one year from your current private German health insurance company, provided the premium for such coverage is not to be materially greater than the premium you paid for such coverage in 2008. At the Closing the Company shall execute and deliver to you the Release described in Section 7(j) of the Employment Agreement. Except for your entitlement to the payments described in this Section 2 and your obligation under Section 3 below, the parties shall have no rights or obligations under the Employment Agreement following the Closing.
     3. Non-Competition and Non-Solicitation. You agree that Sections 8 and 9 and Exhibit A of the Employment Agreement (for clarity, it is agreed that all activities described in Exhibit A do not conflict with or violate Section 9 of the Employment Agreement) shall survive the Closing and remain in full force and effect in accordance with their terms, except that Section 9(b) of the Employment Agreement shall be amended by deleting the words and numerals “one (1) year” in the first sentence thereof and replacing it with the words and numerals “three (3) years”.
     4. Withholding. You are solely liable for all taxes and tax penalties that may arise in connection with this letter agreement and your Employment Agreement (including any taxes arising under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”)), and none of the Company, Parent or their respective subsidiaries or affiliates will have any obligation to indemnify or otherwise hold you harmless from any or all such taxes. The Company or Parent may withhold from any amounts payable under this letter agreement such Federal, state, local or foreign taxes as will be required to be withheld pursuant to any applicable law or regulation.
     5. Section 409A. In order to comply with Section 409A of the Code, and to avoid the imposition of penalties and additional taxes on you under Section 409A of the Code (the “409A Taxes”), you hereby agree to amend the Employment Agreement to provide that payment of any severance that you become entitled to receive thereunder will be delayed by six months, to the extent required by Section 409A(a)(2)(B)(i) of the Code, and the portion of such severance that would otherwise have been paid to you during such six-month period will be paid to you in a lump-sum at the end of such six-month period, without interest. While it is intended that the provisions of your Employment Agreement and this letter agreement comply with Section 409A of the Code, and all provisions of your Employment Agreement and this letter agreement will be construed and interpreted in a manner consistent with Section 409A of the Code, neither the Company nor Parent is making any representation or warranty that the provisions of your Employment Agreement and this letter agreement comply with Section 409A of the Code.

Exhibit (d)(3)
     6. Governing Law. This letter agreement will be governed by, construed and interpreted in accordance with, the laws of the State of Delaware, without regard to its principles of conflicts of laws.
     7. Severability. If any term, provision, covenant or condition of this letter agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable in any jurisdiction, then such provision, covenant or condition will, as to such jurisdiction, be modified or restricted to the minimum extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted, then such provision will, as to such jurisdiction, be deemed to be excised from this letter agreement and any such invalidity, illegality or unenforceability with respect to such provision will not invalidate or render unenforceable such provision in any other jurisdiction, and the remainder of the provisions hereof will remain in full force and effect and will in no way be affected, impaired or invalidated.
     8. Entire Agreement; Amendments. This letter agreement and the Employment Agreement contain the entire agreement among you, the Company and Parent concerning the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, among you, the Company and Parent with respect hereto. You acknowledge and agree that this letter agreement constitutes a modification of your rights under the Employment Agreement and any other agreement between you and the Company providing for severance or separation benefits. This letter agreement may not be modified or amended except by a writing signed by each of the parties hereto.
     9. Successors and Assigns. This letter agreement will be binding on (a) you and your estate and legal representatives and (b) the Company, Parent and their respective successors and assigns.
     10. Counterparts. This letter agreement may be executed in two or more counterparts (including via facsimile), each of which will be deemed an original but all of which together will be considered one and the same agreement.
[Signature Page Follows]

Exhibit (d)(3)

Very truly yours, JOHNSON & JOHNSON
By:
Name:
Title:

OMRIX BIOPHARMACEUTICALS, INC.
By:
Name:
Title:

Agreed and Accepted:

ROBERT TAUB

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